UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 17, 2025 (April 11, 2025)

20/20 BIOLABS, INC.
(Exact name of issuer as specified in its charter)

Delaware	51-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15810 Gaither Road, Suite 235, Gaithersburg, MD 20877
(Full mailing address of principal executive offices)

(240) 453-6339
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

●	Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted

●	Series C Preferred Stock and Common Stock into which the Series C Preferred Stock may be converted

Item 1. Fundamental Changes

On April 11, 2025, 20/20 Biolabs, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Longevity Health Holdings, Inc., a Delaware corporation (the “Longevity”), and Longevity Health Biomarkers, Inc., a Delaware corporation and a wholly owned subsidiary of Longevity (“Merger Sub”), and Jonathan Cohen, as the stockholder representative (the “Stockholder Representative”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as a wholly owned subsidiary of Longevity and the surviving company of the Merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each then-outstanding share of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), and each then-outstanding share of each series of the Company’s preferred stock, par value $0.01 per share, will be converted into, and become exchangeable for, the right to receive (a) a number of shares of Longevity’s common stock, par value $0.0001 per share (the “Longevity Common Stock”), based on a ratio calculated in accordance with the Merger Agreement and (b) the contingent right value right to be issued by Longevity, representing the contractual right to receive a pro rata portion of up to 12,082,313 additional shares of Longevity Common Stock upon the achievement of the earnout milestones to be agreed upon by the parties on or before May 26, 2025, in accordance with the Merger Agreement and a contingent value rights agreement to be entered into at the closing of the transactions completed by the Merger Agreement (the “Closing”) among Longevity, an exchange agent to be mutually agreed upon by the Company and Longevity, and the Stockholder Representative.

The Closing is subject to the satisfaction or, to the extent permitted by law, the waiver of certain conditions including, among other things, (i) the Registration Statement (as defined below) having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and not being subject to any stop order or proceeding seeking a stop order or having been withdrawn, (ii) no law or order preventing the Merger and the other transactions contemplated by the Merger Agreement, (iii) the required approvals by each respective party’s stockholders, (iv) the executed Lock-Up Agreements (as defined in the Merger Agreement) having been delivered to the Company and Longevity, respectively, (v) the shares of Longevity Common Stock to be issued in the Merger being approved for listing (subject to official notice of issuance) on the Nasdaq Stock Market, (vi) the completion of the Concurrent Financing (as defined below), (vii) each party’s satisfaction of the Due Diligence Contingency (as defined in the Merger Agreement) and (viii) the parties’ mutual agreement on the post-Closing management and board composition and compensation.

Pursuant to the Merger Agreement, prior to or concurrently with the Closing, Longevity will consummate a financing through the sale of its securities (the “Concurrent Financing”) to raise minimum gross proceeds of $4,000,000 (including only up to $2,000,000 of debt) on such terms as mutually agreed to by the Company and Longevity. The proceeds from the Concurrent Financing shall be used, among other things, for working capital and general corporate purposes.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and Longevity, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and Longevity, indemnification of directors and officers, and the Company’s and Longevity’s conduct of their respective businesses between the date of signing the Merger Agreement and the date of the Closing.

In connection with the Merger, Longevity will prepare and file with the Securities and Exchange Commission (the “SEC”) a combined registration statement on Form S-4 registering the Longevity Common Stock to be issued to the Company’s stockholders in the Merger (the “Registration Statement”), and a proxy statement with respect to the meeting of Longevity’s stockholders.

The Merger Agreement contains certain termination rights, including, among others, (i) the mutual written consent of the parties, (ii) the right of either party to terminate the Merger Agreement if the Merger shall not have been consummated by September 30, 2025 (the “End Date”), (iii) the right of either party to terminate the Merger Agreement if a court of competent jurisdiction or other governmental body issues a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and the other transactions contemplated by the Merger Agreement, (iv) the right of Longevity to terminate the Merger Agreement if approval of the Company’s stockholder is not obtained within two business days of the Registration Statement becoming effective, (v) the right of either party to terminate the Merger Agreement if Longevity’s stockholders fail to approve the issuance of Longevity Common Stock to the Company’s stockholders, (vi) the right of Longevity to terminate the Merger Agreement, at any time prior to obtaining stockholder approval, upon the occurrence of a Company Triggering Event (as defined in the Merger Agreement) (vii) the right of the Company to terminate the Merger Agreement, at any time prior to obtaining stockholder approval, upon the occurrence of a Parent Triggering Event (as defined in the Merger Agreement), (viii) the right of either party to terminate the Merger Agreement due to a breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions, (ix) the right of the Company to terminate the Merger Agreement if Longevity fails to satisfy any of the Company Special Conditions (as defined in the Merger Agreement) on or before May 26, 2025, and (x) the right of either party to terminate the Merger Agreement if on or before May 26, 2025, such party determines that the Due Diligence Contingency will not be satisfied. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, Longevity may be obligated to pay the Company a termination fee of $2 million, including (i) upon termination by the Company if either (a) the Merger has not been consummated by the End Date or (b) Longevity’s stockholders fail to approve the issuance of Longevity Common Stock to the Company’s stockholders (but, in each such case, only if the Company would have had the right to terminate for a Parent Triggering Event), (ii) upon termination by the Company for a Parent Triggering Event, and (iii) upon termination by Longevity if it determines that the Due Diligence Contingency will not be satisfied on or before May 26, 2025 in the absence of a Company Material Adverse Event (as defined in the Merger Agreement).

The foregoing summary of the terms and conditions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement attached as Exhibit 6.1 hereto, which is incorporated herein by reference.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed Merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

EXHIBITS

Exhibit No.	Description
6.1	Agreement and Plan of Merger, dated April 11, 2025, among Longevity Health Holdings, Inc., Longevity Health Biomarkers, Inc., 20/20 Biolabs, Inc. and Jonathan Cohen

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2025	20/20 BIOLABS, INC.

/s/ Jonathan Cohen
	Name:	Jonathan Cohen
	Title:	Chief Executive Officer

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